Exhibit 12-41
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
	2008	2007	2006	2005	2004
(Millions of Dollars)
Earnings:
Pretax earnings	$819	$1,155	$536	$415	$389
Adjustments	(3)	(4)	(4)	5	2
Fixed charges	540	562	558	546	544

Net earnings	$1,356	$1,713	$1,090	$966	$935

Fixed charges:
Interest expense	$503	$533	$525	$518	$516
Adjustments	37	29	33	28	28

Fixed charges	$540	$562	$558	$546	$544

Ratio of earnings to fixed charges	2.51	3.05	1.95	1.77	1.72